UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Westmoreland Resource Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

691807101

(CUSIP Number)

Jennifer S. Grafton

c/o Westmoreland Coal Company

9540 South Maroon

Circle Suite 200

Englewood, CO 80112

Tel: (855) 922-6463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Westmoreland Coal Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	(i) SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,224,570(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,224,570(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,224,570(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.8%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Such amount consists of 15,656,551 of Westmoreland Resources Partners, LP’s (the “Issuer”) Series A Convertible Units (“Series A Units”), 4,512,500 Series B Convertible Units (“Series B Units”) and warrants to purchase up to a total of 55,519 common units representing limited partner interests in the Issuer (“Warrants”). The Series A Units are convertible into common units representing limited partner interests in the Issuer (“Common Units”), on a one-for-one basis, upon the earlier of (i) the date on which the Issuer first makes a regular quarterly cash distribution with respect to any quarter to holders of Common Units in an amount equal to at least $0.22 per Common Unit, or (ii) a change of control of the Issuer. The Series B Units are convertible into Common Units, on a one-for-one basis (i) at the option of the holder, the day after the record date for a cash distribution on the Common Units in which Westmoreland Resource Partners, LP, is unable to make such a distribution without exceeding its restricted payment basket under either of its Financing Agreement, dated as of December 31, 2014, by and among Oxford Mining Company, LLC, the Issuer and each of its other subsidiaries, the lenders party thereto and U.S. Bank National Association or its Loan and Security Agreement, dated as of October 23, 2015, by and among the Issuer, certain of its subsidiaries from time to time party thereto, the lenders from time to time party thereto and The PrivateBank and Trust Company, as administrative agent, or upon (ii) a change of control, liquidation event or dissolution of the Issuer.

(2)

Calculated in accordance with Rule 13d-3 based on an aggregate of 21,556,668 of the Issuer’s Common Units, Series A Units, Series B Units and Warrants outstanding as of October 28, 2016, which amount consists of 1,221,060 Common Units, 15,656,551 Series A Units, 4,512,500 Series B Units and Warrants to purchase up to 166,557 Common Units.

This Amendment No. 3 (“Amendment No. 3”) relates to the common units representing limited partner interests (the “Common Units”), Series A Convertible Units (the “Series A Units”), Series B Convertible Units (the “Series B Units”) and warrants to purchase Common Units of Westmoreland Resource Partners, LP, a Delaware limited partnership (“WMLP”). This Amendment No. 3 amends the Schedule 13D of Westmoreland Coal Company, a Delaware corporation (“WCC”), filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2015 (the “Original Schedule 13D,”), as amended by Amendment No. 1, filed with the SEC on August 10, 2015 (“Amendment No. 1”), and by Amendment No. 2, filed with the SEC on November 2, 2016 (“Amendment No. 2” and, together with Amendment No. 1 and Amendment No. 3, this “Schedule 13D”) and is being filed by WCC. Except as specifically amended by this Amendment No. 3, the information previously reported in the Schedule 13D remains unchanged. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

On February 12, 2019, the board of directors of WCC directed the management of WCC to pursue a tender offer to purchase all of the outstanding Common Units not owned by WCC (the “Tender Offer”). WCC estimates that the total amount of cash required to complete the Tender Offer will be approximately $212,800, which consists of the cost to acquire all outstanding Common Units at the offer price of $0.01 per Common Unit should all unitholders tender their Common Units, and 30% of all transaction fees and expenses associated with the Tender Offer (pursuant to an agreement with WMLP to share all expenses related to the Tender Offer, with WCC being responsible for 30% of such expenses and WMLP being responsible for 70%). The Tender Offer is not conditioned upon any financing arrangements or contingencies.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On October 9, 2018, WCC and certain of its affiliates, including WMLP, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code.

As part of the Chapter 11 cases commended by WCC and WMLP, each of WCC, WMLP and their respective secured lender groups negotiated over a period of time regarding a comprehensive resolution of intercompany matters. As part of that comprehensive resolution, WCC agreed to make the Offer to holders of the Common Units.

On February 13, 2019, WCC commenced the Tender Offer. The primary purpose of the Tender Offer is to allow holders of Common Units to avoid or reduce potential allocations of taxable income and loss, including potentially substantial cancellation of debt income (“CODI”) within the meaning Section 61(a)(12) of the Internal Revenue Code of 1986, as amended (the “Code”), that could result from the resolution of WMLP’s bankruptcy process. Because WMLP is treated as a partnership for U.S. federal income tax purposes, all items of income, gain, loss, deduction and credit of WMLP are treated as items of income, gain, loss, deduction and credit allocated directly to WMLP’s unitholders and reported on such unitholders’ separate returns. As a result, holders of Common Units generally benefit from owning Common Units when there is income and profits at WMLP because such income and profits are not taxed at a corporate level and all of WMLP’s deductions are allocated directly to holders of Common Units, potentially offsetting any allocation of income. However, under distressed economic and business circumstances, and particularly in the case of a bankruptcy proceeding, holders of Common Units may be exposed to disadvantageous tax consequences through the ownership of Common Units in connection with the resolution of WMLP’s bankruptcy process.

Except as set forth in this Schedule 13D and in connection with the transactions described above, WCC has no plan or proposal that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

WESTMORELAND COAL COMPANY

By:	/s/ Jennifer S. Grafton
Name:	Jennifer S. Grafton
Title:	Chief Legal Officer, Chief Administrative Officer and Secretary